UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

3 Temasek Avenue,

#18-01, Centennial Tower,

Singapore 039190

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Genius Group is providing an update on its Board Advisors. Mr. Kevin Malone served as Board Advisor for a three month period from July to August, 2025, and his position as a Board Advisor has now ended. Whilst he remains a shareholder and supporter of the Company, he is no longer serving the company in an official capacity.

Mr. Robert Kiyosaki has been appointed as a Board Advisor of the Company on September 29, 2025 and joins Mr. Saifedean Ammous who is also currently a Board Advisor. Payment of fees to both Board Advisors are in Bitcoin.

Exhibit Index

Exhibit 99.1 Genius Group appoints Robert Kiyosaki as Board Advisor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: September 30, 2025
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer
(Principal Executive Officer)